Exhibit 4.4
DESCRIPTION OF SECURITIES

The following summary of the material terms of the securities of Volato Group, Inc. is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read our Charter in its entirety, which is included as Exhibit 3.1 to this Annual Report on Form 10-K, and the applicable definitive documents governing our Warrants, along with the applicable provisions of Delaware law, for a complete description of the rights and preferences of Volato’s securities.

Authorized Capital Stock

The Charter authorizes the issuance of 201,000,000 shares, consisting of 200,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 1,000,000 shares of Preferred Stock, $0.0001 par value per share.

Common Stock

Voting Power

Holders of shares of Class A Common Stock of Volato Group, Inc. (“Volato Group Common Stock”) are entitled to one vote in respect of each share of stock held of record by such holder on all matters to be voted on by stockholders generally. Except as otherwise required by law, holders of Volato Group Common Stock are entitled to vote on any amendment to the Charter (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock of Volato Group (the “Volato Group Preferred Stock”) if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote on such amendment pursuant to the Charter (including any certificate of designation relating to any series of preferred stock). The Charter contains qualified limitations on the voting power of persons who fail to qualify as a U.S. Citizen. The Charter provides that in no event shall the total number of shares of equity securities held by non-citizens entitled to be more than 24.9% of the aggregate votes of all outstanding equity securities of Volato Group and that if that cap amount is exceeded, then the number of votes such holders shall be entitled to vote shall be reduced pro rata such that the total number of votes of such holders shall, in the aggregate, equal 24.9%.

Dividends

Subject to applicable law and the rights and preferences, if any, of any holders of any outstanding series of Volato Group Preferred Stock, holders of Volato Group Common Stock are entitled to receive dividends when, as and if declared by the Volato Group Board, payable either in cash, in property or in shares of capital stock.

Liquidation, Dissolution and Winding Up

Upon Volato Group’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any holders of Volato Group’s Preferred Stock having liquidation preferences, if any, the holders of Volato Group Common Stock are entitled to receive pro rata Volato Group’s remaining assets available for distribution.

Preemptive or Other Rights

Holders of Volato Group Common Stock are not entitled to preemptive rights, and Volato Group Common Stock is not subject to conversion, redemption or sinking fund provisions.

Election and Removal of Directors

Directors are elected by a plurality of the votes cast at each annual meeting of stockholders held for the election of such class of directors. Each director will hold office until the next succeeding annual meeting for the election of the applicable class of directors and until his or her successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Because the Volato Group Board would be classified into three terms, the directors are generally elected to serve three years. The Charter does not provide for cumulative voting for the election of directors. In compliance with applicable U.S. aviation laws, at least two-thirds of the directors in office at any time must be comprised of individuals who meet the definition of “a citizen of the United States” under applicable law.

Under the Charter, directors may only be removed for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Preferred Stock

The Charter provides that shares of Volato Group Preferred Stock may be issued from time to time in one or more series. The Volato Group Board are authorized to establish the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and increase or decrease (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any the holders is required pursuant to any Preferred Stock Designation.. The Volato Group Board are able to, without stockholder approval, issue Volato Group Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Volato Group Common Stock and could have anti-takeover effects. The ability of the Volato Group Board to issue Volato Group Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Volato Group or the removal of existing management.

Warrants

As of March 26, 2024, there were 29,026,000 warrants to purchase Volato Group Common Stock outstanding, consisting of 13,800,000 public warrants and 15,226,000 private warrants.

Each public warrant entitles the registered holder to purchase one share of Volato Group Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing after December 1, 2023, the date that Volato Group closed its business combination (the “Business Combination Closing Date”). However, no public warrants are exercisable for cash unless there is an effective and current registration statement covering the shares of Volato Group Common Stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of Volato Group Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Volato Group Common Stock issuable upon exercise of the public warrants is not effective within 120 days from the Business Combination Closing Date, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise public warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The public warrants will expire five years from the Business Combination Closing Date, or on December 1, 2028 at 5:00 p.m., Eastern Time.

Each private warrant is exercisable for one share of Volato Group Common Stock at an exercise price of $11.50 per share, and (ii) such private warrants are exercisable for cash (even if a registration statement covering the shares of Volato Group Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by the Sponsor or their affiliates.

The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

•at any time while the warrants are exercisable;

•upon not less than 30 days’ prior written notice of redemption to each warrant holder;

if, and only if, the reported last sale price of the shares of Volato Group Common Stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and if, and only if, there is a current registration statement in effect with respect to the shares of Volato Group Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the public warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the public warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the public warrants for redemption as described above, it will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the public warrants for that number of shares of Volato Group Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Volato Group Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of Volato Group Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of Volato Group Common Stock at the time the warrants are called for redemption, its cash needs at such time and concerns regarding dilutive share issuances.

The public warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Volato Group. You should review a copy of the Warrant Agreement, which is filed as Exhibit 4.3 to this Annual Report of Form 10-K, for a complete description of the terms and conditions applicable to the public warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Volato Group Common Stock issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Volato Group Common Stock and any voting rights until they exercise their warrants and receive shares of Volato Group Common Stock. After the issuance of shares of Volato Group Common Stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Volato Group Common Stock will be exercisable for cash, and the Company will not be obligated to issue shares of Volato Group Common Stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of Volato Group Common Stock issuable upon exercise of the warrants is current and the shares of Volato Group Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of Volato Group Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure you that it will be able to do so and, if the Company does not maintain a current prospectus relating to the shares of Volato Group Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants, and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the shares of Volato Group Common Stock issuable upon the exercise of the warrants is not current or if the Volato Group Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

A holder of public warrants may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.99% or 9.99% (or such other amount as a holder may specify) of Volato Group Common Stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of Volato Group Common Stock to be issued to the warrant holder.

Contractual Arrangements with respect to the private warrants

So long as the private warrants are still held by the Sponsor or its affiliates, the Company will not redeem such warrants, and the Company will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the shares of Volato Group Common Stock issuable upon exercise of such warrants is not effective). However, once any of the private warrants are transferred from the Sponsor or their affiliates, these arrangements will no longer apply. Furthermore, because the private warrants were issued in a private transaction, the holders and their transferees will be allowed to exercise the private warrants for cash even if a registration statement covering the shares of Volato Group Common Stock issuable upon exercise of such warrants is not effective and receive unregistered shares of Volato Group Common Stock.

Anti-Takeover Effects of Provisions of the Charter and Delaware Law

Certain provisions of the Charter and laws of the State of Delaware could make it more difficult to acquire Volato Group by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Volato Group to first negotiate with the Volato Group Board. Volato Group believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Volato Group Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of Volato Group that a stockholder might consider is in their best interest or in Volato Group’s best interests, including transactions that might result in a premium over the prevailing market price of Volato Group Common Stock.

Authorized but Unissued Shares

The authorized but unissued shares of Volato Group Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Volato Group Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of Volato Group by means of a proxy contest, tender offer, merger or otherwise.

Classified Board; Removal of Directors

The Volato Group Board would be classified into three terms, such that directors would generally be elected to serve three years. In compliance with applicable U.S. aviation laws, at least two-thirds of the directors in office at any time must be comprised of individuals who meet the definition of “a citizen of the United States” under applicable law. Under the Charter, directors may only be removed for cause and only may by the affirmative vote of holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

These provisions may make it more difficult for stockholders to change the composition of the Volato Group Board or delay their ability to do so.

Special Meetings of Stockholders

The Charter provides that only the Chairperson of the Company Board, the chief executive officer of the Company, or the Volato Group Board may call special meetings of stockholders, thus prohibiting a holder of Volato Group Common Stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Volato Group to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to the Secretary of Volato Group at its principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which date of the preceding year’s annual meeting, in the case of the first annual meeting of stockholders is deemed to be June 1, 2023). In the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (subject to certain exceptions for the first annual meeting following the Business Combination Closing Date), to be timely, a stockholder’s notice must be so delivered no earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of such annual meeting was first made by Volato Group. The Bylaws also specify certain requirements as to the form and content of a stockholders’ notice.

Supermajority Requirements for the Amendment of the Charter

The bylaws may be amended or repealed by the Volato Group Board or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of Volato Group entitled to vote in the election of directors, voting as one class. In addition, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of Volato Group entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of preferred stock.

Board Vacancies and Newly Created Directorships; Board Size

The Charter provides that, subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy or newly created directorship on the Volato Group Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director chosen to fill a vacancy or newly created directorship will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the whole Board is permitted to be set only by a resolution of the Board. These provisions prevent a stockholder from increasing the size of the Volato Group Board and then gaining control of the board by filling the resulting newly created directorships with its own nominees. This makes it more difficult to change the composition of the Volato Group Board, but promotes continuity of management.

Exclusive Forum Selection

The Charter requires, unless Volato Group consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of) will be the sole and exclusive forum to bring: (i) any derivative action or proceeding brought on behalf of Volato Group; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of Volato Group or any stockholder to Volato Group or the Volato Group stockholders; (iii) any action or proceeding asserting a claim as such arising out of provision of the DGCL, the Charter or the Bylaws (as the same may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. However, such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. The Charter also provides that, unless Volato Group consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Charter provides that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Charter provides that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act.

The Charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of Volato Group’s capital stock shall be deemed to have notice of and consented to the forum selection provisions in the Charter.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Volato Group or its directors, officers, or other employees, which may discourage such lawsuits against Volato Group and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Charter to be inapplicable or unenforceable in an action, Volato Group may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Section 203 of the Delaware General Corporation Law

Volato Group is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below or another exception or exemption applies. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of several specific exceptions and exemptions, which include but are not limited to situations where:

•before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances;

•at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder; or

•the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in Section 203 did not apply because the corporation’s certificate of incorporation opted out of Section 203.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring Volato Group to negotiate in advance with the Volato Group Board because the stockholder approval requirement would be avoided if the Volato Group Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Volato Group Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Bylaws provide that Volato Group’s directors and officers are indemnified and advanced expenses by Volato Group to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended, subject to exceptions, including without limitation that the rights of such persons to indemnification under the Bylaws does not generally include proceedings or parts thereto initiated by the indemnitee without authorization from the Volato Group Board. In addition, the Charter provides that Volato Group’s directors and officers will not be personally liable to Volato Group or its stockholders for monetary damages for breaches of their fiduciary duty as directors or officers to the fullest extent permitted by the DGCL (including as the DGCL may potentially be amended in the future to permit further exculpation of directors or officers).

The Bylaws also permit Volato Group to purchase and maintain insurance on behalf of any officer, director, employee or agent of Volato Group for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against Volato Group directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative or other litigation against directors and officers, even though such an action, if successful, might otherwise benefit Volato Group and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Volato Group pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancement provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Volato Group directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.